[SRZ Letterhead]
September 27, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Linda B. Stirling

Re:	GLG Investment Series Trust File Nos. 811-22360 and 333-163462
Dear Ms. Stirling:
     On behalf of GLG Investment Series Trust (the “Trust”), the sole series of which is GLG International Small Cap (the “Fund”), we are hereby filing this letter in response to your telephonic comments provided today on the Fund’s related performance information appendix (the “Appendix”). Below, we describe the changes we have made in response to your comments, and have attached the revised Appendix as Exhibit A to this letter.
     For your convenience, your comments are italicized, numbered and presented below, and each comment is followed by the Trust’s response.
     Capitalized terms used but not defined in this letter have the same meanings given to them in the Appendix.
     1. Please confirm supplementally and clarify in the Appendix that the Related Account is the only account managed by the Fund’s investment adviser that has substantially similar investment objectives, policies, strategies and restrictions.
     The Fund confirms that the Related Account is the only account managed by the Fund’s investment adviser that has substantially similar investment objectives, policies, strategies and restrictions. The disclosure in the Appendix has been revised to clarify that the Related Account is the only substantially similar account managed by the investment adviser.
     2. Please add “strategies” when discussing the substantially similar investment objectives, policies and restrictions in the first sentence of the Appendix.
     The requested revision has been made.

     3. Please revise the first sentence of the third paragraph to say that the performance shown is net of all actual fees.
     The requested revision has been made.
     4. Please add the name of the index in the two performance charts.
     The requested revision has been made.
     5. Please confirm that the since inception numbers in the average annual total returns chart are correct.
          The Fund has confirmed the numbers and they are correct.
     The Trust believes that the foregoing responses, together with changes being made to the Appendix, appropriately address all of the Staff’s comments.
     If you have any questions regarding this response or require further information, please call me at (212) 756-2131. Thank you for your assistance regarding this matter.
Very truly yours,
/s/ George Silfen
George M. Silfen

Exhibit A

RELATED PERFORMANCE INFORMATION APPENDIX
FOR GLG INTERNATIONAL SMALL CAP FUND PROSPECTUS
     The information set forth below shows historical returns for ~~an~~the only account managed by the Fund’s investment adviser that has investment objectives, policies, strategies and restrictions that are substantially similar to those of the Fund (the “Related Account”).
     The performance of the Related Account does not represent, and is not a substitute for, the performance of the Fund, and you should not assume that the Fund will have similar future performance as the Related Account. The performance information of the Related Account should not be considered predictive of, or a substitute for, the Fund’s performance information. The Related Account was not registered as an investment company under the Investment Company Act of 1940. In addition, the Related Account was not subject to certain investment limitations, diversification requirements, liquidity requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code which, if applicable, might have adversely affected its performance.
     The Related Account’s performance shown is ~~based on~~ net of ~~fee portfolio performance~~all actual fees. The expenses of the Fund, including the Rule 12b-1 fees imposed on the Fund’s Class C shares, are higher than the expenses of the Related Account. Thus, the performance shown below for the Related Account would be lower if adjusted to reflect the higher expenses of the Fund’s shares.
ANNUAL RETURNS OF RELATED ACCOUNT FOR EACH CALENDAR YEAR AS OF AUGUST 31, 2011

	2008[1]	2009	2010	2011[2]
Related Account	-30.2%	32.8%	25.6%	-12.0%
MSCI EAFE Small Cap Net Total Return Index[3]	-~~36.75~~36.8%	46.8%	22.0%	-~~5.70~~5.7%
AVERAGE ANNUAL TOTAL RETURNS AS OF AUGUST 31, 2011

		Since
	1 Year[4]	Inception[5]
Related Account	15.8%	0%
MSCI EAFE Small Cap Net Total Return Index[3]	17.4%	3%

[1]	Returns are shown from the Related Account’s commencement of operations on August 20, 2008.

[2]	Returns are shown through August 31, 2011.

[3]	The MSCI EAFE Small Cap Net Total Return Index (Europe, Australasia, Far East) is a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the U.S. and

Canada. The MSCI EAFE Index currently consists of the following 22 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The index reflects reinvested dividends after the deduction of withholding taxes, using a tax rate applicable to non-resident institutional investors who do not benefit from double taxation treaties.

[4]	Returns are shown from September 1, 2010 through August 31, 2011.

[5]	The Related Account commenced operations on August 20, 2008. Returns are shown from September 1, 2008 through August 31, 2011.